Hannon Armstrong Sustainable Infrastructure Capital, Inc.

1906 Towne Centre Blvd, Suite 370

Annapolis, Maryland 21401

April 15, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Sonia Gupta Barros, Esq.

Angela McHale, Esq.

Re:	Request for Acceleration of Effectiveness Hannon Armstrong Sustainable Infrastructure Capital, Inc. Registration Statement on Form S-11 (File No. 333- 186711)

Dear Ms. Gupta Barros and Ms. McHale:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Hannon Armstrong Sustainable Infrastructure Capital, Inc. (the “Company”) hereby requests that the effectiveness for the above-captioned Registration Statement on Form S-11 (as amended through the date hereof) filed under the Securities Act be accelerated to 4:00 p.m., New York City time, on April 17, 2013, or as soon thereafter as practicable. The Company hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended.

The disclosure in the filing is the responsibility of the Company. The Company represents to the Securities and Exchange Commission (the “SEC”) that should the SEC or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing and the Company represents that it will not assert this action as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. The Company further acknowledges, that the action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

[Signature Page Follows]

Very truly yours,

Hannon Armstrong Sustainable Infrastructure Capital, Inc.

By:	/s/ Jeffrey W. Eckel
	Name:	Jeffrey W. Eckel
	Title:	Chairman of the Board, President and Chief Executive Officer

[Request for Acceleration]